SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 FINAL AMENDMENT

              GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI 1), LLC
                                (Name of Issuer)

              GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI 1), LLC
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                               MICHELLE RHEE, ESQ.
                         c/o Bank of America Corporation
                              One Financial Center
                           Boston, Massachusetts 02110
                                 (617) 772-3672

       (Name, Address and Telephone Number of Person Authorized to Receive
                  Notices and Communications on Behalf of the
                          Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                 March 30, 2010
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation:  $50,000,000.00 (a)   Amount of Filing Fee: $3,565.00 (b)
--------------------------------------------------------------------------------

(a)      Calculated as the aggregate maximum repurchase price for Interests.

(b)      Calculated at $71.30 per million of Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $3,565.00
         Form or Registration No.: Schedule TO-I, Registration No. 005-85393 Filing Party: GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI 1), LLC Date Filed: March 30, 2010

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[ ]      going-private transaction subject to Rule 13e-3.

[ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                  This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed on March 30, 2010 by Grosvenor Registered Multi-Strategy Fund (TI 1), LLC (the "Fund") in connection with an offer by the Fund to purchase up to $50,000,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on March 30, 2010.

                  This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

         The following information is furnished pursuant to Rule 13e-4(c)(4):

         1. The Offer expired at 12:00 midnight, Eastern Time, on April 26,
2010.

         2. The Valuation Date of the Interests tendered pursuant to the Offer was June 30, 2010.

         3. $26,513,808.92 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase and paid by the Fund in accordance with the terms of the Offer.



                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                           GROSVENOR REGISTERED MULTI-STRATEGY FUND (TI 1), LLC

                            By:  /s/ Steven L. Suss
                                 ------------------------
                                 Name:  Steven L. Suss
                                 Title: President

August 25, 2010